NEWS RELEASE

EMX Royalty Reports on Progress at the Balya Lead-Zinc-Silver and
Sisorta Gold Royalty Properties in Turkey

Vancouver, British Columbia, August 13, 2018 (TSX Venture: EMX; NYSE American: EMX) – EMX Royalty Corporation (the “Company” or “EMX”) is pleased to provide an update on recent advancements on two of the Company’s royalty properties in Turkey. Highlights include new drill results from the Balya lead-zinc-silver carbonate replacement deposit in northwestern Turkey, and continued development permitting of the Sisorta high sulfidation gold deposit in northeastern Turkey. EMX congratulates Dedeman Madencilik San ve Tic. A.S. ("Dedeman") and Bahar Madencilik Sinayi ve Ticaret Ltd Sti ("Bahar"), the owners and operators of the Balya and Sisorta royalty properties respectively, on their progress in advancing the projects. Please see www.EMXRoyalty.com for more information.

Balya Royalty Property Update. The Balya royalty property contains extensive zones of carbonate replacement deposit (“CRD”) style lead-zinc-silver mineralization, and is located in the historic Balya mining district. EMX holds an uncapped 4% NSR royalty that it retained from the sale of the property in 2006 to Dedeman, a privately owned Turkish company.

Dedeman has continued small scale underground production at Balya, while accelerating its exploration efforts. Earlier in 2018, EMX received royalty revenues of US $121,075 from Balya production completed in 2017. Dedeman has since informed EMX that it commenced a 24,000 meter diamond drill program to expand the current drill-defined body of mineralization in the Hastanetepe zone.

Dedeman has provided EMX with initial results from the 2018 drill program, which include 12.75 meters averaging 11.39% lead, 5.92% zinc and 225.18 g/t silver in hole DB108-B (true width ~95% of intercept length), as well as several other significant intercepts in nearby holes at Hastanetepe (see Table 1 for drill results from the ongoing program). The results are especially encouraging in that they show continuity in previously drilled areas of high grade lead-zinc-silver mineralization along the southern edge of the Hastanetepe zone.

Additional drilling in 2018 will fill in a ~500 meter gap between the southern edge of the Hastanetepe zone and the southwestern property boundary (see Figure 1). Little to no drilling has been previously conducted in that area, even though significant mineralization was intercepted in reconnaissance holes DB-29 and DB29-A near the property boundary in 20081. Directly southwest of the 2008 holes and Dedeman’s property boundary lies the mining complex of Esan Eczacsba_s Endustriyel Hammaddeler Sanyai ve Tic. A.S. (“Esan”), which mines and processes similar styles of mineralization to those found on the Dedeman property.

Sisorta Royalty Property Update. The Sisorta project, located in the Eastern Pontides mineral belt, is a near-surface, volcanic-hosted, high sulfidation epithermal gold deposit. Previous exploration by EMX and its partners outlined a 1,000 by 600 meter zone of shallow oxide gold mineralization with underlying copper and gold porphyry potential at depth. In 2016, EMX sold the Sisorta project to Bahar, a privately owned Turkish company, for staged cash payments and an uncapped 3.5% NSR royalty2.

___________________________________
1 See EMX news release dated December 5, 2008.
2 See EMX news release dated August 3, 2016.

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Bahar informed EMX that it has commenced with Environmental Impact Assessment (“EIA”) work in 2018 as required under the mine permitting process in Turkey. Once complete, Bahar intends to continue applying for other necessary permits for project development. Bahar advises that the permitting process is expected to take 1-2 years.

Comments on Sampling, Assaying, QA/QC, and Adjacent Properties. Dedeman's drill samples were collected in accordance with industry standard best practices. The samples were submitted to ALS laboratories in Izmir, Turkey and Vancouver, Canada (ISO 9001:2000 and 17025:2005 accredited) for sample preparation and analysis. Silver and base metal analyses are determined by four acid digestion and ICP MS/AES techniques. Over-limit analyses are performed by atomic absorption, and in some cases (>30% Pb and >30% Zn) by volumetric titration techniques. Dedeman performs routine QA/QC analyses on their assay results, including the utilization of certified reference materials, blanks, and duplicate samples.

EMX conducted a field review of Dedeman's Balya mining operation, exploration drilling program, and sampling, logging, and QA/QC protocols in May 2018.

Esan's project provides context for EMX's Balya royalty property, which occurs in a similar geologic setting. However, this is not necessarily indicative that Balya hosts mineralization with similar tonnages or grades.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX receiving pre-production payments and retaining royalty interests. EMX complements its royalty generation initiatives with royalty acquisitions and strategic investments.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EMXRoyalty.com	Email:SClose@EMXRoyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements
This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will”, “believe”, “potential” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXRoyalty.com

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the quarter ended March 31, 2018 (the “MD&A”), and the most recently filed Form 20-F for the year ended December 31, 2017, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Table 1. Balya Select Drill Intercepts (August 2018).

Drill Hole	From (m)	To (m)	Length (m)	Pb %	Zn %	Ag g/t	Comments
DB108	144.75	146.25	1.5	0.02	2.21	4.00	TD 207m, vertical. True thickness ~65% of intercept.
	150.0	152.2	2.2	0.05	4.64	9.73
DB108-A	132.0	134.0	2.0	0.03	3.46	4.00	TD 198m, az=125, incln= -77. True thickness ~80% of intercept.
	137.0	140.0	3.0	0.24	13.95	55.67
DB108-B	263.75	276.5	12.75	11.39	5.92	225.18	TD 285m, az=125, incln=-67. True thickness ~95% of intercept. >30% Pb 272.15-272.6m*
DB109-A	110.1	115.1	5.0	6.25	0.04	106.84	TD 288m, az=125, incln=-67. True thickness ~95% of intercept. >30% Pb 114.2 to 114.3m*
DB109-B	89.00	92.35	3.35	1.86	1.75	30.51	TD 257.5m, az=125, incln=-54. True thickness ~95% of intercept.
	186.8	188.5	1.7	2.25	0.27	18.35

* Over-limit re-analyses for >30% Pb pending from Dedeman. Specific intervals set to over-limit value of 30% Pb as noted.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXRoyalty.com

Figure 1. Balya PbEq% Grade x Thickness Drill Map (August 2018).

Dedeman License
(EMX 4% NSR)
Esan License
Hastanetepe
Zone
Shaft
DB108-B: 12.75 m (263.75-276.5m)
@ 11.39% Pb, 5.92% Zn, & 225.18 g/t Ag
DB109-A: 5.0 m (110.1-115.1m)
@ 6.25% Pb, 0.04% Zn, & 106.84 g/t Ag
2018 Step-out
Drill Program
DB29, DB29-A
Southern
Zone
Shaft
Zone of
Mineralization
Area of
Esan
Mining
Complex
Portal
Mill Site
Drill Hole
Grade x Thickness
(PbEq% x Meters)*
> 500
300 - 500
150 - 300
75 - 150
25 - 75
< 25
Planned Drill Holes
*Grade x Thickness (PbEq x Meters) calculated from intervals > 2% PbEq. PbEq calculated as Pb%+Zn%+(Ag g/t * 0.026), and assumes that recoveries and net smelter returns are 100%. Assumed metal prices are $1/lb for Pb and Zn, and $17.50/oz for Ag. True widths vary from 60-95% of the drill intercepts.
N
W
E
S
500 m
bing
August 2018

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXRoyalty.com